Coca-Cola İçecek

07021361

RECEIVED
FEB 2 0 2007
SEC MAIL PROCESSING SECTION WASH, D.C. 156

FILE 82-35049

February 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, CCI's 2006 full year volume announcement which is as follows: CCI's consolidated volume increased from 317.6 million unit cases in 2005 by 33.5% to 423.9 million unit cases in 2006. On a proforma basis including International operations with Jordan, volume increased by 12.5% compared to 2005. The cumulative effect of 10.2% and 62,4% increases in the volumes of Turkish and International operations, respectively, reflects strong growth on a consolidated basis.

Turkey Operation's volume increased by 10.2% to 343.8 million unit cases in 2006, beating Business Plan targets. Additional consumer marketing initiatives increased the sales volume of carbonated soft drinks ("CSD") by 12.2%, ahead of category growth, which is estimated at 11.3% in 2006. Accordingly, CCI's market share in the CSD segment in Turkey reached 65.1% up from 63.3% in 2005.

International operations' volume increased by 62.4% to 80.1 million unit cases in 2006. On a proforma basis (excluding Jordan operations) volume grew by 30.5% on 2005. We have experienced strong volume growth in all markets and in all categories. In 2006, CCI's market share in the CSD segment in Kazakhstan, Azerbaijan, Kyrgyzstan and Jordan reached 48.8%, 51.6%, 70% and 12.2%, respectively.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

Coca-Cola İçecek

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68